Sonida Senior Living, Inc.

September 1, 2023

Via EDGAR

Ms. Lauren Nguyen; Mr. Nicholas O’Leary

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SONIDA SENIOR LIVING, INC.

Registration Statement on Form S-3 (the “Form S-3”)

Filed August 4, 2023

File No. 333-273716

Dear Ms. Nguyen and Mr. O’Leary:

This letter sets forth the responses of Sonida Senior Living, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 18, 2023 to Mr. Brandon Ribar, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto. Finally, we acknowledge that the Company is responsible for the adequacy and accuracy of its disclosures.

Registration Statement on Form S-3 filed August 4, 2023

General

1.

A portion of the securities you are registering appear related to an indirect primary offering for investors in an equity line financing. In these circumstances, we view the transaction to be a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. We further note your recent defaults on loans with Fannie Mae and Protective Life Insurance Company. We note you became current, as of August 4, 2023, for one of the properties that was in default with Protective Life Insurance Company. Please provide us with a detailed analysis supporting your eligibility to use Form S-3, focusing on whether any such defaults, in the aggregate, are material to the financial position of your company and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction I.A.4 of Form S-3 and refer to the guidance provided in Question 115.12 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

Response: The Company respectfully disagrees with the Staff’s characterization of the equity commitment agreement (the “Conversant Agreement”) entered into on June 29, 2023 between the Company and affiliates of Conversant Capital, LLC (“Conversant”). The Conversant Agreement is fundamentally different than an equity line financing in many respects. Most importantly, the Conversant Agreement requires Conversant to purchase shares of common stock from the Company at a fixed price of $10.00 per share and all other terms of the transactions contemplated by the Conversant Agreement were known, and contractually agreed upon, upon the signing of the Conversant Agreement. Unlike an

Ms. Lauren Nguyen; Mr. Nicholas O’Leary

Securities and Exchange Commission

September 1, 2023

equity line financing, the purchase price under the Conversant Agreement does not fluctuate based upon a formula derived from the market price of the Company’s common stock at the time of a drawdown. Conversant is contractually obligated to acquire the agreed upon number of shares without regard to market conditions at such time and has no right to decline. Similar to a traditional private placement “PIPE” transaction, stock option or warrant, Conversant bears the risk of the Company’s stock price trading upwards or downwards following Conversant’s binding obligation to acquire the shares at a fixed price. Accordingly, the Company does not believe Rule 415(a)(4), which provides that the shares are offered “at other than a fixed price,” applies, and the Conversant Agreement does not constitute an equity line financing pursuant to C&DI 139.12, which provides that the number of shares that the company will actually issue in the equity line financing “is determined by a formula tied to the market price of the securities at the time when the company exercises the put.”

In addition, since December 31, 2022 the Company has not defaulted on any installment(s) on indebtedness for borrowed money in any material respect. With respect to Fannie Mae, for several months the Company had been in negotiations with Fannie Mae to reduce its debt obligations and had reached an agreement in principle with Fannie Mae on the terms of the restructuring. These negotiations resulted in the Company and Fannie Mae entering into a Forbearance Agreement, effective June 1, 2023; Schedule 12 of the Forbearance Agreement specified the agreed upon restructuring terms that would be included in amended loan documents. The Forbearance Agreement (rather than proceeding directly to amended loan documents) was necessary to provide Fannie Mae the time required to resolve certain securitization positions to ultimately support a modified debt structure. The terms of the Forbearance Agreement and related loan modification documents will reduce the payment terms of the Company’s loans with Fannie Mae in several respects (e.g., reduced interest, reduced principal) and also extend contractual maturities. The Forbearance Agreement requires Fannie Mae to use commercially reasonable efforts to enter into the loan modification documents by September 30, 2023 on the terms previously agreed upon by the parties in Schedule 12. During the period between June 1, 2023 (the effective date of Forbearance Agreement) and the date the parties enter into the loan modifications, Fannie Mae has contractually agreed to allow the Company to make debt service payments that are less than the regularly scheduled amounts upon the terms agreed upon and to forbear from exercising any remedies with respect thereto. As a result of the Company and Fannie Mae’s binding agreement to permit the subsequent reduced debt service payments by the Company under its Fannie Mae loans, such reduced payments do not constitute a material default and do not render the Company ineligible from using Form S-3.

With respect to Protective Life Insurance Company (“Protective Life”), the Company elected not to make certain principal and interest payments due under four non-recourse mortgage loan agreements in order to stress to the lender the need to restructure this debt. The Protective Life loans are secured by four underperforming communities owned by subsidiaries of the Company that do not generate sufficient cash flow to service the debt obligations under such loans while responsibly reinvesting in the physical plant. As a result, the Company desires to restructure such debt obligations or, in the event it is unable to do so, turn over such communities (i.e., its non-recourse collateral) to Protective Life. The mortgage loan agreements provide Protective Life with the option to accelerate the indebtedness and/or foreclose on the mortgaged property in the event of a missed payment and, to date, Protective Life has not exercised such option or taken any other action. In any event, the Company does not believe these four communities and the related mortgage debt are material to the Company given the underperformance of such communities, the non-recourse nature of the debt obligations and the fact that such communities comprise of only four of the Company’s portfolio of 62 owned senior living communities, as of June 30, 2023. Subsequently, on August 4, 2023, the Company made a payment of $672,000 to bring its loan current on one of the four non-compliant communities, which community had recovered from its previously poor performance.

Ms. Lauren Nguyen; Mr. Nicholas O’Leary

Securities and Exchange Commission

September 1, 2023

The Company has reviewed the other eligibility requirements for Form S-3 set forth in General Instruction I.A of Form S-3, including the timely filing of all required Exchange Act reports during the twelve month period preceding the filing of the registration statement, and believes it is eligible to use Form S-3.

2.	Please revise the exhibit table and file all shareholder agreements and debt agreements related to the transactions described in your registration statement, which would include:

•	November 21, 2021 Financing Agreement;

•	Equity Commitment Agreement;

•	Investor Rights Agreement; and

•	Registration Rights Agreement.

We also note that you incorporate by reference to your Form 8-K filed on July 5, 2023 and that the Equity Commitment Agreement is further incorporated by reference in that Form 8-K. However, you need to identify and file that agreement separately and may not “double incorporate.” See Securities Act Rule 411(e).

Response: In response to the Staff’s comment, the Company will amend the Form S-3 to include each of the agreements set forth above as exhibits.

3.	Please revise to disclose that each of the selling shareholder is an underwriter.

Response: For the reasons noted above, the Company believes that the Conversant Agreement does not constitute an equity line of financing, and as a result, Conversant is not an underwriter and is not required to be named an underwriter pursuant to C&DI 139.13. Conversant is a significant stockholder of the Company that has agreed to acquire additional shares of common stock for investment purposes in the ordinary course of its business as an investment manager and not with the view to re-sell or distribute such shares in the open market.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call David R. Brickman at (972) 308-8366 or Paul S. Conneely at (214) 855-7478.

Sincerely,

/s/ Brandon M. Ribar
Brandon M. Ribar
President and Chief Executive Officer Sonida Senior Living, Inc.

Ms. Lauren Nguyen; Mr. Nicholas O’Leary

Securities and Exchange Commission

September 1, 2023

cc:	David R. Brickman, Sonida Senior Living, Inc.

Paul S. Conneely, Norton Rose Fulbright US LLP